Highlander Capital Group, Inc.



535 Millburn Avenue
Short Hills, NJ 07078
973-718-3510
Fax: 973-718-3515
www.highlandercapital.com

Highlander Capital Group, Inc.
Exemption Report
December 31, 2015

Highlander Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period January 1, 2015 through December 31, 2015 with the following exception:

A registered representative of Highlander Capital Group, Inc. was a trustee on certain client accounts from January 1, 2015 to October 1, 2015, causing the Company to be in possession of customer funds and securities, a violation of the Company's exemption provision under 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

I, Douglas MacWright, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Douglas A. MacWright
President & CEO